[*] = Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 406 of the Securities Act of 1933, as amended.
Exhibit 10.10
LICENSE AGREEMENT
     THIS LICENSE AGREEMENT (this “Agreement”) is made and entered into as of January 6, 2006 (the “Effective Date”) by and between ZARS, INC., a Utah corporation having an address at 1142 West 2320 South, Salt Lake City, Utah, 84119 (hereinafter referred to as “ZARS”) and ENDO PHARMACEUTICALS INC., a Delaware corporation having an address at 100 Endo Boulevard, Chadds Ford, Pennsylvania 19317 (hereinafter referred to as “ENDO”).
WITNESSETH
     WHEREAS, ZARS is the owner, controller, or licensee of certain patents, patent applications, trademarks, product licenses and know-how relating to a topical local anesthetic patch product currently known as Synera™ (lidocaine 70 mg and tetracaine 70 mg) topical patch as approved by the United States Food and Drug Administration on June 23, 2005; and
     WHEREAS, ENDO wishes to acquire a license under such patents and patent applications and trademarks from ZARS, a transfer of such product licenses and the right to use such know-how from ZARS, and ZARS is willing to grant such license and rights to ENDO under the terms and conditions of this Agreement, for the purpose of developing and commercializing the Licensed Product (as defined below).
     NOW, THEREFORE, in consideration of the above premises and the covenants contained herein, the parties agree as follows:
ARTICLE 1
DEFINITIONS
     As used in this Agreement, the following terms, when used with initial capital letters, shall have the following meanings, and the singular shall include the plural and vice-versa:

1.

     1.1 Affiliate shall mean any entity that directly or indirectly controls, is controlled by, or is under common control with a party to this Agreement, and for such purpose “control” shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management or the policies of the entity, whether through the ownership of voting securities, by contract, or otherwise. The direct or indirect ownership of at least fifty percent (50%) or, if smaller, the maximum allowed by applicable law, of the voting securities of a business entity or an interest in the assets, profits, or earnings of a business entity shall be deemed to constitute control of the business entity.
     1.2 ANDA shall have the meaning set forth in Section 9.7 below.
     1.3 Anesta Agreement shall mean the Royalty and Release Agreement dated February 14, 1997 by and among Anesta Corp., ZARS, Jie Zhang, and Hao Zhang, as may be hereinafter amended.
     1.4 Business Day shall mean a day (other than a Saturday or Sunday) on which banks are open for business in Salt Lake City, Utah.
     1.5 Clinical Study Report shall mean a final clinical and statistical integrated report containing all required information that is customary for filing in a format containing all information as outlined in the ICH Guidelines and approved by ENDO, such approval not to be unreasonably withheld, including all appendices, raw data listings, SAS tables, etc.
     1.6 Competing Patch shall mean a Dermal Patch containing a local anesthetic approved for marketing for providing local dermal analgesia or anesthesia on the surface of intact skin for (i) superficial venous access, (ii) superficial dermatological procedures such as excision, or (iii) immunization.
     1.7 COGS shall mean cost of goods sold for the Licensed Product as determined by ENDO consistent with other cost of goods sold calculations made by ENDO for other products in accordance with GAAP.

2.

     1.8 Dermal Patch shall mean a product comprising a drug formulation attached to a backing that is placed on the skin to deliver a drug.
     1.9 Effective Date of this Agreement shall have the meaning set forth above.
     1.10 ENDO Lidocaine Patch shall mean Lidoderm and/or LidoPAIN BP and/or any life cycle extensions thereto.
     1.11 ENDO Patent Rights shall mean those patents or patent applications that are filed after the Effective Date based on development and/or commercialization activities related to a Licensed Product and not an ENDO Lidocaine Patch and which are owned or controlled by ENDO, or licensed to ENDO with the right to license to ZARS at no additional cost to ENDO, as of the date of any termination of ENDO’s rights pursuant to Section 5.3 or Article 12 hereof, as relevant, which are not Manufacturing Rights and which absent rights thereunder, would be infringed by the manufacture, use, importation, sale, or offer for sale of the reverted Licensed Products in the Territory.
     1.12 FDA shall mean the United States Food and Drug Administration and its successor bodies.
     1.13 FDC Act shall mean the Federal Food, Drug and Cosmetic Act, as amended from time to time.
     1.14 Field shall mean the uses of the Licensed Product for the Indications.
     1.15 Fiscal Quarter shall mean each of the quarterly periods of time in the Fiscal Year between January and March; April and June; July and September; and October and December.
     1.16 Fiscal Year shall mean any consecutive period of twelve (12) months commencing on the first day of January of any year.
     1.17 Foreign Country shall mean Mexico or Canada.

3.

     1.18 Generic Product shall mean a generic version of the Licensed Product that is bioequivalent to and substitutable (i.e., “AA” or “AB” therapeutic equivalence code or other therapeutic equivalence code hereafter created with similar meaning) for the Licensed Product and that is sold under an ANDA or NDA pursuant to the FDC Act or pursuant to the applicable law of the relevant jurisdiction following expiry of Marketing Exclusivity Rights for the Licensed Product.
     1.19 Immunization Study shall have the meaning set forth in Section 5.1(b).
     1.20 IND shall mean the Investigational New Drug Application 58,823 for the Licensed Product.
     1.21 Indications shall mean the indication for the Licensed Product as documented in the package insert as approved by the FDA on June 23, 2005 and any additional indication obtained for Licensed Product in the Territory.
     1.22 Knowledge shall mean the actual knowledge of any officers of ZARS and/or the Director of Business Development of ZARS.
     1.23 Launch shall mean the date upon which the Licensed Product has been shipped to a drug wholesaler and/or customer and intended for commercial sale.
     1.24 Licensed Product shall mean any Dermal Patch that contains lidocaine and/or tetracaine in combination with a heating element, including without limitation Synera™ (lidocaine 70 mg and tetracaine 70 mg) topical patch as described in NDA 21-623 and any supplements and amendments thereto.
     1.25 Lidoderm shall mean the topical lidocaine patch registered under NDA # 020612, as amended from time to time, and including all supplements thereto.
     1.26 LidoPAIN BP shall mean an adhesive backed patch containing lidocaine as the only active ingredient and indicated for the treatment of back pain.

4.

     1.27 Manufacturing Rights shall have the meaning set forth in Section 9.9 hereof.
     1.28 Marketing Exclusivity Rights shall mean a marketing or data exclusivity right conferred as a result of (a) designation as a drug for rare diseases or conditions under Sections 525 et seq. of the FDC Act, (b) an exclusive right to sell under an NDA pursuant to Section 505(j)(5) or 505(c)(3)(D)(ii) and (iii) of the FDC Act or any relevant subsequent legislation, rules or regulations, or (c) the exclusive right granted by the FDA upon completion of pediatric studies requested by the FDA under Section 505A(a) of the FDC Act or Canadian equivalent thereof, as applicable, and any successor legislations thereof.
     1.29 NDA shall mean the complete New Drug Application 21-623 and all amendments and supplements thereto filed with the FDA including all documents, data, and other information concerning the Licensed Product, which are necessary for, or included in, FDA approval to market such Licensed Product as a drug as more fully defined in 21 C.F.R. 314.5 et seq.
     1.30 NDA Approval shall mean the action as reflected in the letter from the FDA granting marketing approval in the U.S. for the Licensed Product dated June 23, 2005.
     1.31 Net Sales shall mean the gross amount invoiced by ENDO and its sublicensees and Affiliates for the sale or other disposition of Licensed Product to independent third parties less the following amounts: (i) normal and customary trade, cash and quantity discounts actually given, credits, price adjustments or allowances for damaged products, returns or rejections of products; (ii) chargeback payments and rebates (or the equivalent thereof) granted to group purchasing organizations, managed health care organizations or to federal, state/provincial, local and other governments, including their agencies, or to trade customers; (iii) reasonable and customary freight, shipping insurance and other transportation expenses directly related to the sale (if actually borne by ENDO, its Affiliates or sublicenses without reimbursement from any third party); (iv) required distribution commissions/fees payable to any third party providing distribution services to ENDO, to the extent consistent with normal ENDO practices and reasonably consistent with industry norms; (v) sales, value-added, excise taxes, tariffs and duties, and other taxes and government charges directly related to the sale, to the extent that such items are included in the gross invoice price and actually borne by ENDO, its Affiliates or sublicensees

5.

without reimbursement from any third party (but not including taxes assessed against the income derived from such sale); and (vi) provisions for actual uncollectible accounts determined in accordance with U.S. generally accepted accounting practices, consistently applied to all products of ENDO.
     All such discounts, allowances, credits, rebates and other deductions shall be fairly and equitably allocated to the sale of the Licensed Product by ENDO, its Affiliates or sublicensees, such that a Licensed Product does not bear a disproportionate portion of such deductions.
     1.32 Patented Product shall mean any Licensed Product, the making, using, selling, offering to sell, or importation of which in the country of sale would infringe a Valid Claim of the last to expire of any patent within the ZARS Patent Rights in that country but for the license granted herein.
     1.33 Pediatric Study shall have the meaning set forth in Section 5.1(b).
     1.34 Regulatory Approval shall mean the receipt of all approvals, including any labeling and indications, from the governmental entity(ies) necessary to market and sell the Licensed Product in the Territory.
     1.35 Territory shall mean U.S., Mexico and Canada.
     1.36 Trademarks shall mean Synera™.
     1.37 U.S. shall mean the United States of America (including Puerto Rico) and its territories and possessions.
     1.38 Utah Agreement shall mean the Royalty and Release Agreement dated September 29, 1997 by and among the University of Utah, ZARS, and Jie Zhang, as may be hereinafter amended.

6.

     1.39 Valid Claim shall mean a claim in any unexpired, issued patent within the ZARS Patent Rights which has not been held invalid or unenforceable by a non-appealed or unappealable decision by a court or other appropriate body of competent jurisdiction, and which is not admitted to be invalid through disclaimer or dedication to the public.
     1.40 ZARS Know-How shall mean (i) any methods, techniques, processes, specifications, recipes, formulae, designs, plans, drawings, data, publications or any other technical, chemical, preclinical and clinical information relating to the Licensed Product, which has been made, developed or otherwise acquired by ZARS prior to the Effective Date, together with any subsequent improvements thereof which are made, developed or otherwise acquired by ZARS during the term of this Agreement; and (ii) all correspondence with the FDA, but excluding the NDA and the IND.
     1.41 ZARS Patent Rights shall mean (i) all U.S. patents and patent applications owned or controlled by or licensed to ZARS that are listed on Exhibit A attached hereto and that are applicable to the Licensed Product; (ii) any divisional, continuation, continuation-in-part, renewal or substitute application which claims priority from any of the foregoing patent applications to the extent they are applicable to the Licensed Product; (iii) any reissues, reexaminations, extensions, patents of additions, and patents of importation of any of the foregoing to the extent they are applicable to the Licensed Product; and (iv) any and all foreign patent applications and patents in the Territory corresponding to any of the patent applications or patents within (i), (ii), or (iii) above, including, without limitation, the patents and patent applications listed on Exhibit A. ZARS Patent Rights shall also include any other patent rights owned or controlled by ZARS, or licensed to ZARS with the right to license to ENDO at no additional cost to ZARS, which, absent rights thereunder, would be infringed by the manufacture, use, importation, sale or offer for sale of the Licensed Products in the Territory. ZARS agrees to promptly update Exhibit A from time to time with additional ZARS Patent Rights applicable to the Licensed Product in the Territory, if any.

7.

ARTICLE 2
GRANT OF RIGHTS
     2.1 License: ZARS grants to ENDO (a) the exclusive license (even as to ZARS), with the unrestricted right to grant sublicenses (subject to the terms of this Agreement), under the ZARS Patent Rights and the ZARS Know-How to develop, promote, have promoted, make, have made, keep, import, export, use, have used, distribute, have distributed, sell, offer for sale, and have sold the Licensed Product in the Field within the Territory, and (b) the exclusive license to use the Trademarks with respect to the Licensed Product, but solely in connection with its exercise of the above exclusive license; provided, however, that no other party shall have any right to use the Trademarks outside the Territory without the prior written consent of ENDO.
     2.2 Sublicensing: ENDO shall provide ZARS with notice of the identity of any sublicensee, and any sublicense under this Agreement by ENDO shall be subject to the terms and conditions of this Agreement. ZARS shall provide reasonable assistance to ENDO in sublicensing its rights under this Agreement, including, but not limited to, executing letters of good standing.
     2.3 License by ENDO: Should the license granted to ENDO in Section 2.1 revert to ZARS under Section 5.3 or Section 12,8 of this Agreement, provided that ZARS is not at the time of any such reversion in material breach of any provision of this Agreement, which material breach has not been cured within sixty (60) days after written notice thereof in accordance with Section 12.2, ENDO shall thereafter not in any event assert against ZARS, its vendees, licensees or Affiliates, any claims for infringement of ENDO Patent Rights based upon the making, using, selling, or offering to sell such reverted Licensed Products in the Field in the Territory, whether or not such actions infringe the ENDO Patent Rights, and regardless of whether such claims are for direct, contributory or induced infringement.
     2.4 Non-Competition: During the term of this Agreement, and as long as ENDO is in compliance with this Section 2.4, ZARS shall not, itself or through any Affiliate, licensee or sublicensee, sell, offer to sell, import, market, promote, or commercialize any Competing Patch in the Territory in the Field. During the term of this Agreement, and as long as ZARS is in

8.

compliance with this Section 2.4, ENDO shall not, itself or through any Affiliate, licensee or sublicensee, sell, offer to sell, import, market, promote, or commercialize any Competing Patch other than a Licensed Product or an ENDO Lidocaine Patch in the Territory in the Field. The obligations set forth in this Section 2.4 shall be of no further force or effect following any launch by a third party of any Generic Product in the Territory in the Field.
     2.5 ZARS’ Co-Promotion Rights: Notwithstanding anything to the contrary in this Agreement, upon the expiration of the [ * ] immediately following the Launch and thereafter, ZARS shall have an option to obtain rights to co-promote the Licensed Product in the non-hospital dermatology market only under the same trade name, trade dress, NDC number, and/or pricing as used by ENDO within the non-hospital dermatology market in the Territory (the “Co-Promotion Option”). This Co-Promotion Option will expire if not exercised by the [ * ] of the Launch; provided, however, that upon written agreement of ZARS to pay ENDO [ * ] of Net Sales of Licensed Products for the four calendar quarters ended immediately prior to such [ * ] (the “Extension Fee”) within thirty (30) days of invoice from ENDO for such amount, and subject to timely payment of such Extension Fee, such Co-Promotion Option will extend until the [ * ] of the Launch. During the option period specified above, ZARS may give ENDO written notice (a “Co-Promotion Notice”) containing reasonably detailed terms and conditions upon which ZARS offers to co-promote the Licensed Product in the Territory in the non-hospital dermatology market only. Thereafter, for a period of up to one hundred and twenty (120) days commencing on the date of the Co-Promotion Notice, ENDO and ZARS shall negotiate in good faith to reach agreement on commercially reasonable terms consistent with industry norms for the co-promotion of the Licensed Product in the Territory.
     2.6 Ownership of NDA and IND, Manufactured Product: Within fifteen (15) Business Days after the payment by ENDO to ZARS of the initial license fee set forth in Section 3.1(a) below, ZARS shall transfer all rights, title and interest in (i) any Licensed Product already manufactured in the form of clinical, submission, validation or commercial batches, including, but not limited to, stability and clinical samples; and (ii) the NDA and the IND, to ENDO and shall transmit all necessary and appropriate letters to the FDA advising the FDA of the transfer of ownership of the NDA and the IND from ZARS to ENDO. ENDO shall simultaneously

9.

transmit to the FDA all necessary and appropriate letters advising the FDA that it is the new owner of the NDA and the IND and that it accepts all rights and responsibilities thereunder. ZARS shall retain all rights, title and interest in the data and information submitted in support of the NDA and the IND, including but not limited to, all safety and effectiveness data, and shall have the right (a) to rely upon and utilize such data to support any pending or future INDs, NDAs, applications or submissions submitted to the FDA or any other regulatory bodies, including foreign regulatory authorities, to the extent consistent with the terms of Sections 2.1, 2.4, 2.5 and 2.8 of this Agreement, and (b) to retain copies of the NDA, the IND and related documentation for its records. In addition, ENDO shall grant to ZARS any and all rights of reference to data and information contained in the NDA and the IND necessary to support approval of any such pending or future INDs, NDAs, applications or submissions to the extent consistent with the terms of Sections 2.1, 2.4, 2.5 and 2.8 of this Agreement, and shall advise the FDA and other regulatory bodies, as appropriate, that such body may rely upon such data and information on behalf of ZARS in such circumstances. Upon transfer of ownership of the NDA and IND to ENDO, ENDO shall assume the obligation to pay all FDA fees which become due after the Effective Date and are required to maintain the NDA, including those for the FDA’s Fiscal Year of 2006; provided, however, that the amount of such 2006 fees payable by ENDO shall be prorated from the date that ZARS transmits all necessary and appropriate letters to the FDA advising the FDA of the transfer of ownership of the NDA. In the event that ZARS shall have paid any of the above fees, ENDO shall reimburse ZARS for such payment within thirty (30) days of ZARS’ request thereof.
     2.7 Delivery of ZARS Know-How:
     (a) Delivery of Copies of ZARS Know-How: ZARS hereby agrees to give to ENDO, as soon as reasonably practicable following the Effective Date. access to the ZARS Know-How and the ZARS Patents Rights being licensed to ENDO hereunder and that are in the control and possession of ZARS or otherwise reasonably available to ZARS at such time, and to transfer and deliver to ENDO copies of any documents (such as copies of the relevant patent filings, clinical studies, clinical protocols, all IND-related documents, all correspondence with the FDA) included therein that ENDO shall request.

10.

     (b) New ZARS Know-How: From time to time following the Effective Date and in a reasonably prompt manner, ENDO shall be informed by ZARS of any new ZARS Patent Rights and/or ZARS Know How developed or obtained by ZARS or which are available to ZARS from third parties. To the extent ZARS is required to make payments to third parties to obtain any such rights, ZARS shall obtain such rights so long as ENDO shall agree in writing to promptly and fully reimburse ZARS for all respective costs and expenses, if any, incurred in connection with obtaining such new rights and providing them to ENDO to the extent required under this Agreement.
     2.8 Limitation to Territory: ENDO undertakes not to directly or indirectly register, market or distribute the Licensed Product and/or solicit customers for the Licensed Product outside the Territory, establish any branch or other place of business related to the Licensed Product outside the Territory or maintain any warehouse facilities or distribution depots for the Licensed Product outside the Territory. ENDO shall promptly notify ZARS in the event it has reason to believe that any Licensed Product has been or will be exported outside of the Territory. Except as expressly permitted herein, ZARS undertakes, on behalf of itself and its third-party licensees outside the Territory, not to directly or indirectly register, market or distribute the Licensed Product and/or solicit customers for the Licensed Product inside the Territory, establish any branch or other place of business related to the Licensed Product inside the Territory or maintain any warehouse facilities or distribution depots for the Licensed Product inside the Territory. ZARS shall promptly notify ENDO in the event it has reason to believe that any Licensed Product has been or will be exported to inside the Territory. Notwithstanding the foregoing, either party shall have the right to have the Licensed Product manufactured anywhere in the world provided that (i) such party shall obtain the other party’s prior written consent, not to be unreasonably withheld, in order to have the Licensed Product manufactured outside the Territory (for ENDO) or inside the Territory (for ZARS), and (ii) all Licensed Product so manufactured for ENDO is shipped by any such manufacturer directly to the Territory, and all Licensed Product manufactured for ZARS is shipped by any such manufacturer directly to a destination outside the Territory.

11.

ARTICLE 3
PAYMENTS
     3.1 License Fees: ENDO shall make lump sum payments in U.S. Dollars to ZARS as follows:
     (a) Initial License Fee: Within fifteen (15) Business Days after the Effective Date of this Agreement, the sum of Eleven Million Dollars (US$11,000,000) as a licensing fee;
     (b) Milestone Fees: (1) Upon the first commercial sale of Patented Product following any Launch in the Territory, the sum of Eight Million Dollars (US$8,000,000) as an additional license fee; (2) upon Net Sales of Patented Products in the Territory exceeding [ * ] for the first time in any Fiscal Year, the sum of [ * ] as an additional license fee; (3) upon Net Sales of Patented Products in the Territory exceeding [ * ] for the first time in any Fiscal Year, the sum of [ * ] as an additional license fee; (4) upon Net Sales of Patented Products in the Territory exceeding [ * ] for the first time in any Fiscal Year, the sum of [ * ] as an additional license fee; (5) upon Net Sales of Patented Products in the Territory exceeding [ * ] for the first time in any Fiscal Year, the sum of [ * ] as an additional license fee; (6) upon ZARS’ successful completion of the Immunization Study and ENDO’s receipt of a Clinical Study Report from ZARS for the Immunization Study demonstrating success (as such success is reasonably agreed by ZARS and ENDO upon approval of the relevant protocol), the sum of [ * ] as an additional license fee; and (7) upon ENDO’s receipt of a Clinical Study Report from ZARS for the Pediatric Study, the sum of [ * ] as an additional license fee. The parties acknowledge and agree that each of the foregoing milestones shall only be payable once.
     (c) COGS Success Fee: ENDO shall pay to ZARS an additional license fee as set forth below per Fiscal Year, up to a maximum of three (3) Fiscal Years and an aggregate amount of [ * ], for each Fiscal Year during which the average COGS price for the Licensed Product sold by ENDO, its Affiliates or sublicensees in such Fiscal Year is at or below [ * ], which additional license fee shall be payable within ten (10) Business

12.

Days after each applicable Fiscal Year. The first such additional license fee, if any, shall be [ * ], and the second and third such additional license fees, if any, shall be [ * ]. Notwithstanding the foregoing any such fees not accrued by January 1, 2014 shall no longer be due hereunder.
     3.2 Interest on Overdue Fees: ZARS may, in its discretion, choose to charge ENDO simple interest at the rate of [ * ] per month for any overdue fees due under this Article 3.
ARTICLE 4
ROYALTIES
     4.1 Royalty for Patented Product:
     (a) During the term of this Agreement, ENDO shall pay to ZARS (i) a royalty of [ * ] of Net Sales per Fiscal Year of Patented Products in the United States up to [ * ]; (ii) a royalty of [ * ] of incremental Net Sales per Fiscal Year of Patented Products in the United States between [ * ] and [ * ]; and (iii) a royalty of [ * ] of incremental Net Sales per Fiscal Year of Patented Products in the United States exceeding [ * ]. For sales in Canada and Mexico, during the term of this Agreement, ENDO shall pay to ZARS (x) a royalty of [ * ] of Net Sales per Fiscal Year of Patented Products in Canada and Mexico up to [ * ]; (y) a royalty of [ * ] of incremental Net Sales per Fiscal Year of Patented Products in Canada and Mexico between [ * ] and [ * ]; and (z) a royalty of [ * ] of incremental Net Sales per Fiscal Year of Patented Products in Canada and Mexico exceeding [ * ].
     (b) Following the expiration of the last ZARS Patent Right covering any Patented Product being sold by ENDO, its Affiliates or sublicensees in any country, provided that such Licensed Product is at such time available only by prescription and no Generic Product is being sold by a third party in the Territory at such time, and continuing only for so long as such Licensed Product is available only by prescription, and no Generic Product is being sold by a third party in the Territory, then in consideration for the rights to ZARS Know-How provided herein, in addition to the other

13.

consideration provided herein, ENDO shall continue to pay royalties on such Licensed Product to ZARS at a rate of [ * ] of Net Sales of such Licensed Product for sales in the U.S. and [ * ] of Net Sales of such Licensed Product elsewhere in the Territory.
     4.2 Miscellaneous Royalty Provisions: No royalties due under this Article 4 shall be payable on sales transactions as between ENDO, its Affiliates, and any sublicensee, unless such sales transactions are final vendee sales for commercial use. The final vendee sale shall alone be used for the purpose of determining Net Sales for any such transactions under this Agreement.
     4.3 Royalty Reduction:
     (a) If, during a given calendar quarter, there is a Generic Product sold by a third party in the Territory, then the royalties due for such quarter pursuant to Section 4.1(a) shall be reduced by [ * ] of the amount of royalties otherwise due pursuant to Section 4.1(a).
     (b) Notwithstanding any other provision hereof, ENDO shall be entitled to deduct from any royalties due pursuant to Section 4.1 [ * ] of royalties owed to third parties pursuant to license agreements or court orders for rights to any technology or intellectual property reasonably deemed necessary by ENDO, based on legal or regulatory reasons which shall be shared with ZARS on a confidential basis, for the manufacture, development, use or sale of the Licensed Product in the Field in the Territory.
     4.4 Timing of Royalty Payments; Royalty Reports; Loss of Exclusivity: All royalties due hereunder shall be calculated and payable on a Fiscal Quarter basis, and shall be paid within forty-five (45) days following the end of each Fiscal Quarter. Each such payment shall be accompanied by a written report in substantially the form set forth in Exhibit B attached hereto, indicating the amount of Net Sales during such Fiscal Quarter (including quantity of Licensed Product sold), by country, and by party (i.e., ENDO and its sublicensees and Affiliates), the gross amounts invoiced that correspond to such Net Sales, and a calculation of the royalties due.

14.

     4.5 Sales Records; Audit Right:
     (a) Audit Right: ENDO shall keep full and true books of accounts and other records in sufficient detail so that the royalties payable hereunder can be properly ascertained. ENDO shall, at the request of ZARS, permit an independent certified public accountant selected by ZARS and reasonably acceptable to ENDO to have access during ordinary business hours, to such books and records as may be necessary to determine the correctness of any payment report or payment made under this Agreement or to obtain information as to royalties payable in case of failure to report or pay pursuant to the terms of this Agreement. The auditor will execute a written confidentiality agreement with ENDO and will disclose to ZARS only the amount and accuracy of payments reported and actually paid or otherwise payable under this Agreement. The auditor will send a copy of the report to ENDO at the same time it is sent to ZARS. Such examination shall be conducted (a) after at least thirty (30) days prior written notice from ZARS, (b) at the facility(ies) where such books and records are maintained, (c) without disruption to operations of ENDO (to the extent reasonably practicable, such examination shall be completed within 30 business days), and (d) no more frequently than once in any calendar year. ZARS shall be responsible for expenses for the independent certified public accountant, except that ENDO shall reimburse ZARS’ reasonable fees for such independent accountant’s documented services if the independent accountant determines the royalties paid by ENDO to ZARS are less than ninety five percent (95%) of the amount actually owed for the period of the audit and such determination is finally resolved in favor of ZARS pursuant to clause (c) below if contested by ENDO. All inspections made hereunder shall be made no later than three (3) years after the royalty or payment report that is the subject of the investigation was due, and all royalty payments and payment reports not audited within three (3) years will be deemed accurate and in accordance with the terms of this Agreement. As a condition to any sublicense granted by ENDO hereunder, ENDO shall ensure that ZARS has the same audit rights as those described in this Section 4.5(a) with respect to any ENDO Affiliate or sublicensee.

15.

     (b) Underpayment or Overpayment: If as a result of any audit pursuant to Section 4.5(a) it is shown that ENDO’s royalty payments under this Agreement with respect to the period of time audited were less than the amount that should have been paid pursuant to this Agreement, then ENDO shall, within fifteen (15) Business Days after ZARS’ demand therefor, either pay to ZARS the amount of such shortfall, or proceed to the dispute resolution mechanism set forth in Section 4.5(c) below. If as a result of any audit pursuant to Section 4.5(a)it is shown that ENDO’s royalty payments under this Agreement with respect to the period of time audited exceeded the amount that should have been paid pursuant to this Agreement, then ZARS shall. within fifteen (15) Business Days after ENDO’s demand therefor, either pay to ENDO or agree to in writing to credit ENDO against ENDOs next required royalty payment the amount of such excess or proceed to the dispute resolution mechanism set forth in Section 4.5(c) below.
     (c) Resolution of Dispute as to Audit: In the event that the parties do not agree on the amount of overpayment or underpayment, within thirty (30) days, the parties shall mutually select a public accounting firm which shall review the amount in dispute and other related issues and resolve such dispute within thirty (30) days thereafter. Each party shall pay fifty percent (50%) of the expenses for the public accounting firm, provided, however, that if such accounting firm determines that the royalties paid by ENDO to ZARS are less than ninety-five percent (95%) of the amount actually owed to ZARS, ENDO shall reimburse ZARS for its portion of the expenses with fifteen (15) Business Days of ZARS’ request thereof. The recommendation of the public accounting firm shall be final and binding upon the parties. A judgment on such firm’s disposition may be entered in any court having jurisdiction over the parties. Notwithstanding anything to the contrary herein, the resolution of any dispute under this Section 4.5 shall be made under this Section 4.5(c) instead and in lieu of Section 14.1. The preceding sentence shall not preclude the application of Section 14.1 to any contract interpretation issue (as compared to an accounting issue which would be precluded from determination under Section 14.1).

16.

     4.6 Remittance of Royalties from Foreign Sales: The remittance of royalties payable on sales outside the U.S. will be payable to ZARS in U.S. Dollars according to the official rate of exchange of the currency of the country from which the royalties are payable as quoted by The Wall Street Journal, New York edition, for the last day of the Fiscal Quarter for which the royalty payment is made. If the transfer or the conversion into U.S. Dollars in any such instance is not lawful or possible, the payment of such part of the royalties as is necessary shall be made by the deposit thereof, in whatever currency is allowable and acceptable by ZARS, to the credit and account of ZARS or its nominees in any commercial bank or trust company of its choice located in that country. Prompt notice of any such deposit shall be given by ENDO to ZARS.
     4.7 Taxes on Royalties: Any tax required to be withheld on royalties payable to ZARS under the laws of any Foreign Country shall be deducted from payments otherwise due to ZARS and promptly paid by ENDO for and on behalf of ZARS to the appropriate governmental authority and ENDO shall furnish ZARS with proof of payment of such tax together with official or other appropriate evidence issued by the appropriate governmental authority sufficient to enable ZARS to support a claim for income tax credit in respect of any sum so withheld.
     4.8 Interest on Overdue and Underpaid Royalties: ZARS may, in its discretion, choose to charge ENDO simple interest at the rate of three quarters of one percent (0.75%) per month for any overdue or underpaid royalties due under this Article 4.
ARTICLE 5
FURTHER DEVELOPMENT AND COMMERCIALIZATION OF THE LICENSED
PRODUCT IN THE TERRITORY
     5.1 Further Development of the Licensed Product: During the term of this Agreement, ENDO shall have sole responsibility for further development of the Licensed Product and for seeking Regulatory Approval in any expanded Indication in the Territory as set forth below, except as expressly set forth in Section 5.1(b).
     (a) Manufacturing Process Validation: ENDO shall be responsible for further developing and validating the manufacturing process of the Licensed Product and related components in the Territory. ZARS shall provide, at ZARS’ expense, the appropriate and

17.

reasonable on-site technical support and analysis for all manufacturing activities from the Effective Date through successful completion of the validation of commercial manufacturing. Such on-site technical support shall be provided by ZARS’ Vice President of Engineering or other designee with appropriate technical experience. In the event that the validation of commercial manufacturing for the Licensed Product requires any work in excess of the manufacture of one feasibility batch (which may be manufactured with or without the active ingredient) and three commercial batches of Licensed Product, then ENDO shall reduce the first commercial sale milestone set forth at Section 3.1(b)(1) by 50% of ENDO’s out-of-pocket validation expenses in excess of the cost for the manufacture for the one feasibility batch and first three validation batches.
     (b) Immunization Study and Pediatric Study: ZARS shall use all commercially reasonable efforts to promptly conduct a well controlled clinical trial in pediatric patients selected from a mutually agreed age group studying the efficacy of the Licensed Product in producing topical local anesthesia for immunizations (the “Immunization Study”) and to promptly conduct a study in pediatric patients as required by the FDA to fulfill the “Required Pediatric Study Commitments” as set forth in the letter granting NDA Approval (the “Pediatric Study”) as follows:
     (i) ZARS shall be responsible for the design of the Immunization Study and the Pediatric Study (subject to prior review and approval of each relevant protocol by ENDO), and for site qualification, site selection, site enrollment, direct fees to be paid to the site(s) for the conduct of such clinical trial, monitoring, data management, statistical analysis, and preparation of a Clinical Study Report, all at ZARS’ expense;
     (ii) ENDO shall be responsible, at ENDO’s expense, for all regulatory filings with the FDA required after the Effective Date to allow for the conduct of the Immunization Study and the Pediatric Study, and shall provide ZARS with adequate study drug (active and placebo) to conduct such clinical trial(s) at ENDO’s cost.

18.

     (iii) ENDO shall be responsible for any regulatory filing with the FDA to seek approval for any expanded indication related to the results of the Immunization Study and/or the Pediatric Study and shall use commercially reasonable efforts to obtain such approval.
     (iv) Notwithstanding the foregoing, if at any time ZARS ceases to use commercially reasonable efforts to perform the obligations set forth in this Section 5.1(b), or if ENDO reasonably believes that ZARS will be unable to complete such obligations in time to meet any FDA requirements, ENDO shall, upon prior written notice to ZARS, have the right to assume responsibility for the Immunization Study and/or the Pediatric Study, as relevant, including all of ZARS’ obligations set forth in this Section 5.1 (b).
     (c) Additional Studies: Except with respect to the Immunization Study and the Pediatric Study, which shall be conducted by ZARS at ZARS’ expense to the extent provided above, ENDO shall be responsible for conducting any and all additional clinical studies with respect to the Licensed Product in the Territory during the term of this Agreement, which studies shall be conducted at ENDO’s sole reasonable discretion. ENDO shall also be responsible for meeting any CMC commitments set forth in the NDA Approval letter.
     (d) Manufacturing Process Enhancement: ENDO shall be responsible, to the extent it deems in good faith appropriate, for identifying and implementing improvements to the manufacturing process of the Licensed Product and related components, including activities related to increasing production capacity and/or reducing manufacturing costs such as the procurement of additional capital equipment, manufacturing site transfers, etc. ZARS shall have no obligation to fund any of the foregoing activities, except with respect to the Immunization Study and the Pediatric Study to the extent provided above, but shall use its reasonable efforts to cooperate with ENDO with respect thereto, upon reasonable request thereof from ENDO.

19.

     5.2 Commercialization of the Licensed Product: ENDO shall use its commercially reasonable efforts consistent with those that companies similarly situated in the industry apply to products of similar value and market potential to market the Licensed Product in the Field within the Territory under this Agreement.
     (a) General: Except as otherwise expressly provided in this Agreement, ENDO shall be solely responsible for commercializing the Licensed Product in the Territory. ENDO shall, on a quarterly basis, and as otherwise reasonably requested by ZARS, keep ZARS reasonably informed of the progress of the development and commercialization of Licensed Products and shall not intentionally withhold any material information on such development and commercialization. Any such information shall be Confidential Information of ENDO.
     (b) Foreign Countries: ENDO shall be solely responsible for preparing and filing any documents and attending any meetings necessary to obtain any approvals (including any labeling, pricing and reimbursement approvals) from any applicable governmental entities necessary to market and/or sell the Licensed Product in any Foreign Country. The parties acknowledge and agree that, notwithstanding any other provision of this Agreement, ENDO shall have no obligation to sell or have sold, or to seek to sell or have sold, Licensed Product in any Foreign Country if ENDO believes, in its reasonable discretion, that such actions would jeopardize the U.S. market for Licensed Products.
     5.3 Failure to Launch; Reversion of Rights to the Licensed Product to ZARS: If ENDO fails to Launch the Licensed Product in the U.S. on or before the date which is nine (9) months following the date of completion of the process validation lots, which completion date shall be as agreed by both parties in writing, then, unless ENDO has not received adequate quantities of the Licensed Product to supply the expected market for the first six months (but not to exceed six commercial lots of Licensed Product) as of such nine (9) month anniversary date, despite using commercially reasonable efforts to do so, and in which event the above deadline shall be extended until one month after such adequate quantities have been received, upon written notice from ZARS to ENDO of such election, all rights to the Licensed Product granted

20.

to ENDO in Article 2 shall immediately terminate and automatically revert to ZARS, this Agreement shall terminate, and ZARS shall be free to license such rights to a third party, or otherwise use such rights as it chooses.
ARTICLE 6
SUPPLY OF LICENSED PRODUCT; REGULATORY ISSUES
     6.1 Assumption of Manufacturing Responsibilities: Upon transfer of the ownership rights to the NDA by ZARS to ENDO pursuant to Section 2.6, ENDO shall assume all duties, obligations and responsibilities with respect to the manufacturing of the Licensed Product during the term of this Agreement. ENDO shall thereafter have responsibility for making the Licensed Product or obtaining the Licensed Product from third-party suppliers or Affiliates of ENDO. ZARS shall use all commercially reasonable efforts to assist ENDO in securing a supply chain for the Licensed Product.
     6.2 Supply Rights in Event of Termination by ENDO: Upon termination by ENDO of this Agreement (other than a termination under Section 12.2(a) or 12.3(b)), ENDO agrees to, with the written consent of ZARS, assign all of its existing third-party manufacturing contracts for the Licensed Product to ZARS, to the extent such agreement(s) are assignable. In the event that ENDO or an Affiliate of ENDO is manufacturing the Licensed Product hereunder at such time, ZARS and ENDO or such Affiliate of ENDO shall enter into a separate supply agreement containing reasonable and customary terms for the purchase of such Licensed Product by ZARS. At a minimum, such agreement shall provide for such manufacture of such Licensed Product to the extent provided prior to notice of such termination by ENDO, from the time of such termination until such time as ZARS, using its best efforts, is able to secure an alternate third-party manufacturing source, provided that such time period shall not exceed two (2) years from date of such termination. At any time during such period, ZARS and ENDO may negotiate and enter into a new supply agreement for a term beyond such time period. Further, upon ZARS’ request, ENDO shall provide such technical assistance and know-how licenses on a royalty-free basis as ZARS may reasonably request to transfer, commence, or continue commercial manufacture of such Licensed Product. Such technical assistance shall be provided at ENDO’s cost, which cost shall be reimbursed by ZARS.

21.

     6.3 Cooperation: ZARS and ENDO shall each cooperate as reasonably requested by the other party in efforts to ensure that the global manufacturing and clinical development of the Licensed Product is coordinated worldwide and shall use its commercially reasonable efforts to ensure that its licensees or sublicensees with respect to the Licensed Product also cooperate in such manner. Cooperation shall include, without limitation, allowing the other party a reasonable opportunity to review and comment on each clinical protocol with respect to the Licensed Product that is available to it and which can be provided to the requesting party prior to the initiation of the corresponding clinical trial by or on behalf of the party or any of its licensees anywhere in the world.
     6.4 Reporting Adverse Events: Promptly following the Effective Date but in no event later than sixty (60) days thereafter. ENDO and ZARS will develop and agree upon safety data exchange procedures in a separate and detailed Safety Agreement. ZARS shall use commercially reasonable efforts to have any relevant Affiliates and other licensees become a party to such Safety Agreement. Such agreement will describe the coordination of collection, investigation, reporting, and exchange of information concerning adverse events relating to Licensed Products (as defined in the then current edition of ICH Guidelines and any other relevant regulations or regulatory guidelines or any other safety problem of any significance, hereafter “Adverse Events”), product quality and product complaints involving Adverse Events, sufficient to permit each party, its Affiliates, sublicensees or licensees to comply with its legal obligations, including to the extent applicable, those obligations contained in ICH guidelines. The safety data exchange procedures will be promptly updated if required by changes in legal requirements or by agreement between the parties. In any event, each party shall inform the other party of any Adverse Event of which it becomes aware in a timely manner commensurate with the seriousness of the Adverse Event. ENDO will be responsible for reporting all Adverse Events to the appropriate regulatory authorities in the countries in the Territory in accordance with the appropriate laws and regulations of the relevant countries and authorities and ZARS or its other licensees will be responsible for reporting all Adverse Events to the appropriate regulatory authorities in the countries outside the Territory. ENDO will ensure that its Affiliates and sublicensees comply with all such reporting obligations, and ZARS will ensure that its Affiliates and other licensees comply with all such reporting obligations. In addition, ENDO

22.

shall be responsible for implementing and maintaining a global safety database for Licensed Product. Each party will designate a safety liaison to be responsible for communicating with the other party regarding the reporting of Adverse Events.
ARTICLE 7
STEERING COMMITTEE
     7.1 Steering Committee Structure and Members: ZARS and ENDO shall create, within ninety (90) days after ZARS enters into a third-party license agreement for the Licensed Product outside the Territory (or such later time as may be mutually agreed to by the parties), a Steering Committee to coordinate the manufacturing and clinical development efforts in jurisdictions outside the Territory with those of ENDO undertaken pursuant to this Agreement. The Steering Committee shall have the following members: one member selected by ZARS, one member selected by ENDO and one member selected by each ZARS partner outside the Territory (which partner(s) shall be selected by ZARS and bound to treat any ENDO Confidential Information in accordance with the terms of Article 8). Members of the Steering Committee shall serve on such terms and conditions as shall be determined by the party selecting such person for membership on the Steering Committee. An alternate member designated by a party may serve temporarily in the absence of a permanent member designated by such party.
     7.2 Steering Committee Meetings: The Steering Committee shall hold meetings at such times and places as shall be mutually agreed by the Steering Committee members; and may conduct meetings in person or by telephone conference.
     7.3 Coordination Activities of Steering Committee: The Steering Committee shall, to the extent mutually agreed, coordinate activities regarding the (i) supply of the Licensed Product worldwide and (ii) the exchange of study protocols and pre-publication manuscripts and shall facilitate communication between the interested parties with respect thereto. Such activities may include, but are not limited to, discussions regarding Licensed Product manufacturing capacity and costs, coordination of commercial forecasts, requirements and supply, provisions for manufacturing capacity expansion and site transfer, allocation of responsibilities and resources regarding capital equipment, capacity, costs of goods sold, study protocols, publications, etc.

23.

The Steering Committee may vary the above obligations and functions or perform such other functions as mutually agreed to in writing by the parties.
ARTICLE 8
CONFIDENTIALITY, PUBLICITY AND PRESS RELEASES
     8.1 Confidentiality: All information disclosed by one party to the other or developed by the parties pursuant to the terms of this Agreement shall be maintained as confidential and used only for the purposes of this Agreement in accordance with this Article 8. Each party may only disclose the other’s information to an Affiliate, agent or consultant, who has a reasonable need to know such information and who is under an obligation of confidentiality and non-use at least substantially equivalent to the obligations of this Article 8. The term of maintaining confidentiality of all such information and the limitations on use shall be for a period equal to the longer of the expiration of ZARS Patent Rights or five (5) years after the date of termination of this Agreement. Each party shall guard such information as it normally guards any of its own confidential, proprietary information,
     Notwithstanding the foregoing, each party shall be relieved of the confidentiality and limited use obligations of this Agreement if:
     (a) the information was previously known to the receiving party from sources other than the disclosing party as evidenced by the prior written records of such party;
     (b) the information is or becomes generally available to the public through no fault of the receiving party; or
     (c) the information is acquired in good faith in the future by the receiving party from a third party who has a lawful right to disclose such information and who is not under an obligation of confidence to the disclosing party with respect to such information.
     8.2 Permitted Uses of Information: Notwithstanding the above obligations of confidentiality and non-use a party may:

24.

     (a) disclose information to a regulatory agency that is necessary to obtain Regulatory Approval in a particular jurisdiction to the extent consistent with the terms of this Agreement;
     (b) disclose information to a government agency if the disclosure is necessary to protect the health and safety of the party’s workers or the public, or as required by law;
     (c) disclose information reasonably required in connection with the development, manufacture, use, sale, external testing or marketing trials of products in accordance with the terms of this Agreement; or
     (d) disclose information by filing or prosecuting patent applications, the filing or prosecution of which is contemplated by this Agreement, without violating the above secrecy provision; it being understood that publication of such filings occurs in some jurisdictions within eighteen (18) months of filing, and that such publication shall not violate the above secrecy provision.
     In making such disclosures under this Section 8.2, the disclosing party shall give written notice thereof to the other party and sufficient opportunity to prevent or limit any such disclosure or to request confidential treatment thereof; and provided further, that such disclosing party will use commercially reasonable efforts to assist the owning party to preserve the information as confidential, that such disclosing party will only disclose such Confidential Information to the extent required and that such information will remain Confidential Information hereunder despite such disclosure.
     8.3 Disclosure of Financial and Other Terms: Except as required by applicable laws, treaties and agreements (including securities laws), the parties agree that the material terms of this Agreement will be considered Confidential Information of both parties. Notwithstanding the foregoing, (a) either party may disclose such terms as are required to be disclosed in its publicly-filed financial statements or other public statements, pursuant to applicable laws, regulations and stock exchange rules (e.g., the rules of the U.S. Securities and Exchange Commission, NASDAQ, NYSE or any other stock exchange on which securities issued by either party may be

25.

listed); provided, such party shall provide the other party with a copy of the proposed text of such statements or disclosure (including any exhibits containing this Agreement) sufficiently in advance of the scheduled release or publication thereof to afford such other party a reasonable opportunity to review and comment upon the proposed text (including redacted versions of this Agreement), (b) either party shall have the further right to disclose the material financial terms of this Agreement under a confidentiality obligation no less protective than those set forth in this Agreement, to any potential acquirer, merger partner or potential providers of financing and their advisors, (c) either party shall have the further right to disclose the material terms of this Agreement to institutional investors, investment bankers. industry analysts and other providers of financing, provided that such party shall use its reasonable best efforts to protect the confidentiality of such terms, and (d) ENDO shall have the right to disclose information regarding the development or commercialization status of Licensed Product in the Territory to the extent such disclosure is deemed reasonably necessary or desirable by ENDO or required by applicable laws or stock exchange rules. Neither party shall make any other statement to the public regarding the execution and/or any other aspect of the subject matter of this Agreement, except: (i) where a party reasonably believes disclosure is required under applicable laws or ethical commercial practice, (ii) either party may use the text of a statement previously approved by the other party and (iii) except as provided above, neither party may make statements pertaining to this Agreement and the subject matter hereof including without limitation information on development or commercialization status of Licensed Product without the prior review and consent of the CEO or president of the other party or an individual designated by such person.
     8.4 Publications: As of the Effective Date, ENDO shall be responsible, at its sole reasonable discretion, for reviewing, approving and proposing any publications related to development activities with respect to the Licensed Product in the Territory; provided, however, that ENDO and ZARS shall cooperate in good faith as required to fulfill any reasonable and customary obligations of ZARS with respect to clinical study agreements entered into by ZARS prior to the Effective Date or in the course of conducting the Immunization Study or the Pediatric Study.

26.

     8.5 Survival of Confidentiality Terms: The rights and obligations of this Article 8 shall survive termination of this Agreement.
     8.6 Consequences of Breach: Notwithstanding any other provision hereof, a breach of this Article 8 shall not give rise to any termination rights as provided in Section 12.2 hereof, but the non-breaching party shall have all remedies available at law or in equity, including the right to request injunctive relief, specific performance of the provisions of this Article 8 and/or to claim damages.
ARTICLE 9
PATENT PROSECUTION AND MAINTENANCE; IMPROVEMENTS
     9.1 Discretionary Duty to Prosecute and Maintain: ZARS shall, at ZARS’ expense, use all commercially reasonable efforts to prosecute or cause to be prosecuted or continue to prosecute to allowance or final rejection in the Territory the patent applications included in the ZARS Patent Rights. ZARS shall, at ZARS’ expense use all commercially reasonable efforts to maintain the issued patents described within the ZARS Patent Rights. If ZARS fails to so file, prosecute, cause to be prosecuted, or maintain the ZARS Patent Rights, ENDO may elect to do so.
     9.2 ENDO’s Right to Consult: ZARS shall furnish ENDO with copies of all correspondence relating to the ZARS Patent Rights to and from patent offices in the Territory and shall provide ENDO a reasonable time to offer its comments thereon, provided that in the event that delay would jeopardize any potential patent right, ZARS shall use all commercially reasonable efforts to proceed without awaiting ENDO’s comments on any patent application or correspondence. ENDO shall have the right to consult with ZARS regarding the content of the patent applications included in the ZARS Patent Rights and to comment on any prosecution thereof. ZARS shall consider all such comments offered by ENDO in good faith, it being agreed, however, that all final decisions respecting conduct of the prosecution of said patent applications shall rest solely in the discretion of ZARS. Any legal fees or expenses incurred by ENDO under this Section 9.2 shall be the sole responsibility of ENDO.

27.

     9.3 Abandonment of Prosecution: ZARS shall notify ENDO in the event ZARS decides at any time to abandon or discontinue prosecution of any one or more of the patent applications included in the ZARS Patent Rights, including any decisions to discontinue pursuit of applications which have been finally rejected. Such notification will be given as early as possible which in no event will be less than thirty (30) days prior to the date on which said application(s) will become abandoned. ENDO shall have the option, exercisable upon written notification to ZARS, to assume full responsibility, at its discretion and expense, for the prosecution of the affected patent application(s). Under no circumstances shall any such expense paid by ENDO be refundable to ENDO by ZARS. Under no circumstance shall any such assumption of responsibility on the part of ENDO affect ownership of any such patent application or any patent issuing thereon, provided, however, that the affected patent applications and resulting patents shall no longer be within the ZARS Patent Rights for the purpose of determining Patented Products.
     9.4 Maintenance: ZARS shall pay all official taxes, annuities, renewal and maintenance fees required to keep in force patents included in the ZARS Patent Rights.
     9.5 Abandonment of Opposition Contest: Should a priority or opposition contest develop in any patent office within the Territory relating to a patent or patent application within the ZARS Patent Rights which ZARS does not want to defend, then ENDO shall be given twenty (20) days notice in which to elect to continue prosecuting and defending such patent or patent applications at ENDO’s own expense. If ENDO has elected to continue, ENDO shall bear the cost of such a contest and shall have control of such contest. ZARS shall provide ENDO with all cooperation and available documents required by ENDO to prosecute such priority or opposition contest including cooperation of any licensor or consultants of ZARS, at ENDO’s expense. ZARS shall have the right to participate in such contest, or designate its own counsel to so participate, at ZARS’ own expense, throughout each step of such priority or opposition contest. Under no circumstance shall any such expenses or fees paid by ENDO be refundable to ENDO by ZARS. Under no circumstances shall any such election on the part of ENDO affect ownership of any such patent or patent application, including any patent issuing thereon.
     9.6 Reserved.

28.

     9.7 Notices Relating to the Act: ZARS shall notify ENDO of (a) the issuance of each U.S. patent included among the ZARS Patent Rights, giving the date of issue and patent number for each such patent; and (b) communications pertaining to any patent included among the ZARS Patent Rights which ZARS receives as patent owner pursuant to the Drug Price Competition and Patent Term Restoration Act of 1984 (hereinafter the “Act”), including but not necessarily limited to notices pursuant to Sections 101 and 103 of the Act from persons who have filed an abbreviated NDA (“ANDA”) or a “paper” NDA.
     9.8 Authorization Relating to Patent Term Extension: ZARS hereby authorizes ENDO to (a) provide in any NDA a list of patents which includes ZARS Patent Rights that relate to such product and such other information as ENDO believes is appropriate (b) commence suit for infringement of ZARS Patent Rights under Section 271(e)(2) of Title 35 of the United States Code; and (c) exercise any rights that may be exercisable by ZARS as patent owner under the Act, including without limitation, applying for an extension of the term of any patent included in ZARS Patent Rights; provided that ZARS has elected not to exercise such rights itself In the event that applicable law in any country provides for the extension of the term of any patent included among ZARS Patent Rights, such as under the U.S. Drug Price Competition and Patent Term Restoration Act of 1984 and other similar measures in any other country within the Territory, ZARS shall apply for and use its commercially reasonable efforts to obtain such an extension or, should the law require ENDO to so apply, ZARS hereby gives permission to ENDO to do so. ENDO and ZARS agree to cooperate with one another in obtaining such extension. ZARS agrees to cooperate with ENDO or its sublicensee, as applicable, in the exercise of the authorization granted herein and will execute such documents and take such additional action as ENDO may reasonably request in connection therewith.
     9.9 Manufacturing Improvements: ENDO shall agree to license to ZARS or its designee, on commercially reasonable terms to be negotiated in good faith, any intellectual property rights that ENDO owns or controls during the term of this Agreement that are necessary or desirable for the manufacture of any Patented Product for use and sale outside the Territory (“Manufacturing Rights”), either by ZARS or its third-party licensees in such region. ZARS shall use all commercially reasonable efforts to obtain a similar obligation to negotiate with

29.

ENDO, and to assist ENDO in obtaining similar rights, from its third-party licensees outside the Territory for the benefit of ENDO.
ARTICLE 10
INFRINGEMENT
     10.1 Suits for Infringement of the ZARS Patent Rights: If ZARS or ENDO becomes aware of an infringement of any issued patent right included in the ZARS Patent Rights by a third party selling a product in a country within the Territory in the Field, that party shall promptly notify the other party in writing to that effect. If, prior to the expiration of one hundred and twenty (120) days from said notice, ENDO has not reached a firm commitment with respect to a license, obtained a discontinuance of such infringement or brought suit in such country against the third-party infringer, then, ZARS shall have the right, but not the obligation, to bring suit in such country within the Territory against such infringer in the Field. Each party will cooperate with the other in any suit and will have the right to consult with the other and be represented by its own counsel at its own expense. If one party brings any such action or proceeding with respect to a ZARS Patent Right, the other party shall be joined as a party plaintiff if necessary to prosecute the action and to give the first party reasonable assistance and authority to file and prosecute the suit. Any damages or other monetary awards recovered in an action against an infringer of a ZARS Patent Right shall be applied to the reimbursement of the parties for their respective out-of-pocket expenses (including reasonable attorneys fees and expenses) incurred in prosecuting such infringement action on a pro rata basis based upon their respective out-of-pocket expenses until all such expenses have been recovered, and any remaining balance, if any, shall be divided [ * ] to the party bringing the suit and [ * ] to the other party. No settlement by a party bringing a suit shall diminish the rights or interests of the other party without the other party’s written consent.
     10.2 Alleged Infringement of Third-Party Patents: In the event ZARS or ENDO learns that ENDO’s making, using or selling of Licensed Product within the Territory will infringe or is alleged by a third party to infringe a third-party patent, the party becoming aware of the same shall promptly notify the other. ZARS and ENDO shall thereafter attempt to agree upon a course

30.

of action which may include, without limitation: (a) modifying the Licensed Product or its use and manufacture so as to be non-infringing; (b) obtaining a license or assignment from said third party; (c) filing a declaratory judgment action against such third party; (d) ignoring such third party; (e) filing for re-examination of the third-party patent; or (f) obtaining a competent opinion of counsel regarding non-infringement or invalidity of the third-party patent.
ARTICLE 11
WARRANTIES, REPRESENTATIONS AND ACKNOWLEDGEMENTS
     11.1 Warranties and Representations by ZARS:
     (a) ZARS expressly warrants and represents, as of the Effective Date that (i) it exclusively owns or controls by agreement or license all of the rights, title and interest in and to the ZARS Patent Rights and ZARS Know-How, except for any of the ZARS Patent Rights that may in the future be licensed to ZARS on a non- exclusive basis, and that it has the full right and authority to enter into this Agreement and to grant the rights to ENDO as contemplated herein and to carry out the transactions contemplated herein; (ii) except as set forth in the Anesta Agreement and the Utah Agreement, no academic institution, member of an academic institution, corporation, local, state or federal government, or any other third party holds any property rights in the ZARS Patent Rights or ZARS Know-How related to the Licensed Product; (iii) the patents set forth on Exhibit A are all existing ZARS Patent Rights in the Territory related to the Licensed Product, and ZARS agrees that it will update such Exhibit A from time-to-time; (iv) the ZARS Patent Rights are in full force and effect in the Territory and have been maintained and/or prosecuted in good faith to date; (v) ZARS knows of no facts that would render any of the ZARS Patent Rights invalid or unenforceable; and (vi) to ZARS’ Knowledge no person is infringing, misappropriating or otherwise violating the ZARS Patent Rights in the Territory.
     (b) ZARS expressly warrants and represents, as of the Effective Date, that it has no outstanding encumbrances or agreements, either written, oral, or implied, in connection with the ZARS Patent Rights or ZARS Know-How related to the Licensed

31.

Product within the Territory other than the Anesta Agreement or the Utah Agreement, and that it has not granted and will not grant during the term of this Agreement or any renewal hereof, any similar rights, license, consent or privilege with respect to the rights granted hereunder.
     (c) ZARS expressly warrants and represents that both the Anesta Agreement and the Utah Agreement are in good standing, that it shall keep them in good standing during the term hereof, that it shall not amend either the Anesta Agreement or the Utah Agreement in any manner that adversely affects the rights of ENDO hereunder during the term of this Agreement, and that ENDO shall have no liability to make any payments or perform any acts as a result of any obligations of ZARS under the Utah Agreement or the Anesta Agreement other than the obligations to ZARS expressly set forth herein.
     (d) ZARS expressly warrants and represents that, as of the Effective Date, it has no Knowledge of any third-party patents or pending applications that could materially affect ENDO’s ability to make, use, keep, import, export or sell the Licensed Product in the Field within the Territory or ZARS’ ability to obtain patent protection for currently pending patent applications included in ZARS Patent Rights, and that there is no claim or proceeding pending or threatened with respect to any such third-party patent rights.
     (e) ZARS expressly warrants and represents that, as of the Effective Date, it has no Knowledge of any material deficiencies with respect to the ZARS Know-How or the NDA which could materially impact the rights granted to ENDO hereunder.
     (f) ZARS expressly warrants and represents that, to ZARS’ Knowledge, there are no issues (other than any issues identified in the FDA approved labeling for the Licensed Product) concerning the safety or efficacy of the Licensed Product (including any of its ingredients) and to ZARS’ Knowledge, there have not been and are not now any investigations, adverse third-party written allegations or actions, or written claims against ZARS, including any pending or threatened action against ZARS, in any court or by or before any governmental body or agency, with respect to the Licensed Product or

32.

ZARS’ obligations set forth herein which may materially and adversely affect ZARS’ ability to perform its obligations under this Agreement.
     (g) ZARS expressly warrants and represents that (a) ZARS has the right to grant to ENDO the rights to the Trademarks as provided herein, and ZARS has not granted and will not, during the term of this Agreement, grant to any third party any rights with respect to the Trademarks anywhere in the world and will not itself use such Trademarks anywhere in the world during the term of this Agreement, in all cases without the prior written consent of ENDO, (b) to ZARS’ Knowledge, the Trademarks are in full force and effect, subsisting and valid, and have been maintained to date, as of the Effective Date, and are not subject to any opposition proceedings, and (c) ZARS has not received any notice to the effect that (i) the Trademarks infringe, misappropriate or otherwise violate any intellectual property rights of any person, or (ii) that any person is infringing, misappropriating or otherwise violating the Trademarks.
     (h) ZARS expressly warrants and represents that, as of the Effective Date, ZARS has no Knowledge, of any fact or circumstance that would reasonably be expected to prevent ENDO from consistently and reliably producing commercial supplies of the Licensed Product.
     (i) ZARS expressly warrants and represents that, as of the Effective Date, ZARS has complied in all material respects with all applicable laws, permits, governmental licenses, registrations, approvals, concessions, authorizations, orders, injunctions and decrees with respect to the filing and the prosecuting of the NDA.
     (j) ZARS expressly warrants and represents that, as of the Effective Date, ZARS has not received any communications from a regulatory authority which would reasonably be expected to adversely impact the manufacture or marketing of the Licensed Product in the Territory.
     (k) ZARS expressly warrants and represents that, as of the Effective Date, it has responded in good faith to all of ENDO’s requests for materials and information in

33.

connection with ENDO’s due diligence efforts with respect to this Agreement and that it has no Knowledge, of any material omissions with respect to any response to any such request.
     (l) ZARS expressly warrants and represents that, as of the Effective Date, it has no Knowledge of any reason that the validation of the manufacturing process for commercial batches of Licensed Product would not be successfully completed during the first three validation batches and within seven (7) months from the commencement of validation activities.
     11.2 Mutual Representations and Warranties: Each party hereby represents and warrants to the other party as of the Effective Date as follows:
     (a) Such party is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation;
     (b) The execution and delivery of this Agreement by such party been duly authorized by all necessary corporate actions on the part of such party. Such party has full power, authority and legal right to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement has been duly executed and delivered by such party, is a legal and valid obligation binding upon such party and enforceable against such party in accordance with its terms, except as such enforceability may be limited by applicable insolvency and other laws affecting creditors’ rights generally or by the availability of equitable remedies;
     (c) The execution, delivery and performance of this Agreement does not and will not violate (A) the organizational documents or by-laws of such party, or (B) any provision of any indenture, agreement or other instrument or document to which such party is a party or by which any of its assets or properties is bound or affected.
     11.3 Negation of Implications by ZARS: Except as expressly stated herein, nothing in this Agreement shall be construed as:

34.

     (a) An obligation on the part of ZARS to bring or prosecute actions or suits against third parties for infringement of any of the ZARS Patent Rights;
     (b) Conferring on ENDO a right to use in advertising, publicity, or otherwise any trademark, service mark, or trade name of ZARS other than the Trademarks;
     (c) Granting by implication, estoppel, or otherwise, any licenses or rights under patents or other intellectual property of ZARS other than those included in the ZARS Patent Rights or ZARS Know-How; or
     (d) A representation or warranty with respect to the use, sale, or other disposition by ENDO or its sublicensees, Affiliates, or other transferees of products incorporating or making use of inventions licensed under this Agreement.
     11.4 Non Reliance; Disclaimer:
     (a) The representations and warranties of each party set forth in this Agreement are intended for the sole and exclusive benefit of the other party hereto, and may not be relied upon by any third party.
     (b) EXCEPT AS OTHERWISE SPECIFICALLY PROVIDED IN THIS AGREEMENT, NEITHER PARTY MAKES ANY REPRESENTATIONS OR WARRANTIES, EXPRESS, IMPLIED, STATUTORY OR OTHERWISE, CONCERNING THE LICENSED PRODUCT. EXCEPT AS EXPRESSLY SET FORTH HEREIN, EACH PARTY EXPRESSLY DISCLAIMS ANY AND ALL WARRANTIES OF ANY KIND, EXPRESS OR IMPLIED, INCLUDING THE WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE.

35.

ARTICLE 12
TERM AND TERMINATION
     12.1 Term: This Agreement shall commence as of the Effective Date and shall remain in force unless otherwise terminated in accordance with any of the provisions of this Article 12. This Agreement shall remain in force until the last to occur of the following events:
     (a) ENDO is no longer obligated to pay a royalty under Section 4.1(a); and
     (b) The later of (i) ten (10) years after the Effective Date of this Agreement or (ii) expiry of the last to expire of the ZARS Patent Rights in the Territory;
provided, however, that upon the expiration of this Agreement under Section 12.1, and subject to the provisions of Section 4.1(b), ENDO shall have a fully paid up, perpetual, and royalty-free non-exclusive license to the Licensed Product in the Field within the Territory.
     12.2 Termination for Breach or Bankruptcy:
     (a) Either party (the “Non-breaching Party”) may, without prejudice to any other remedies available to it at law or in equity, terminate this Agreement in its entirety in the event the other party (the “Breaching Party”) shall have materially breached or defaulted in the performance of any of its obligations hereunder and such default, other than under Sections 5.1 and/or 5.2, shall have continued for sixty (60) days after written notice thereof was provided to the Breaching Party by the Non-breaching Party (or, if such default cannot be cured within such 60-day period, if the Breaching Party does not commence and diligently continue actions to cure such default during such 60-day period). Any such termination shall become effective at the end of such 60-day period unless the Breaching Party has cured any such breach or default prior to the expiration of such 60-day period (or. if such default cannot be cured within such 60-day period, if the Breaching Party has commenced and diligently continued actions to cure such default). Notwithstanding the foregoing, in the event and to the extent that any such breach is a payment breach, the applicable notice and cure period as provided above shall be thirty (30) days. In the event that ZARS claims a material breach of ENDO’s obligations under

36.

Sections 5.1 and/or 5.2, ZARS shall explain in reasonable detail the basis and assumptions of the breach in the notice to ENDO and thereupon ENDO shall have one hundred twenty (120) days from the date of such notice to cure such breach and/or to demonstrate that ENDO has in fact complied with the Section 5.1 and/or 5.2, as relevant. The right of either party to terminate this Agreement as provided in this Section 12.2 shall not be affected in any way by such party’s waiver or failure to take action with respect to any previous default. Any dispute as to the existence or cure of a breach or default pursuant to this Section 12.1(a) shall be resolved as provided in Section 14.1 hereof.
     (b) ZARS or ENDO may terminate this Agreement should the other party commit an act of bankruptcy, be declared bankrupt, voluntarily file or have filed against it a petition for bankruptcy or reorganization unless such petition is dismissed within sixty (60) days of filing, enter into a procedure of winding up to dissolution, or should a trustee or receiver be appointed for its business assets or operations. All rights and licenses granted under or pursuant to this Agreement are, and shall otherwise be deemed to be, for the purposes of Section 365(n) of Title 11, U.S. Code (Bankruptcy Code) license rights to “intellectual property” as defined under Section 101(60) of the Bankruptcy Code. The parties agree that ENDO, as a licensee of such right, under this Agreement, shall retain and may fully exercise all of its rights and elections under the Bankruptcy Code.
     12.3 Additional Termination Rights:
     (a) Termination by ENDO: ENDO shall have the right to terminate this Agreement at any time after the second anniversary of the Effective Date on six (6) months prior written notice to ZARS.
     (b) Termination for Serious Adverse Events: ENDO shall have the right in its reasonable discretion to terminate this Agreement with immediate effect if the Licensed Product becomes subject to a pattern of Serious Adverse Events (as defined in the ICH Guidelines) or either party receives notice from a regulatory authority, independent

37.

review committee, data safety monitoring board or another similar clinical trial or post-marketing body alleging significant concern regarding a patient safety issue, in each case in which ENDO, in good faith, reasonably believes would seriously impact the long-term viability of the Licensed Product.
     12.4 Disposition of Inventory Upon Termination: Upon any termination of this Agreement, ENDO shall have the right to sell off over the six (6) months immediately following such termination, any Licensed Product then in its inventory or on order from any supplier provided ENDO pays to ZARS the royalties calculated in accordance with Article 4. The rights and obligations of this Section 12.4 shall survive termination of this Agreement.
     12.5 Ceasing Use of the ZARS Patent Rights and Know-How: Upon termination of this Agreement, ENDO and its sublicensees and Affiliates shall immediately cease using the ZARS Patent Rights and ZARS Know-How and cease making, using, selling, offering to sell, and importing the Licensed Product, except as provided in Sections 12.1 and 12.4.
     12.6 Termination Miscellaneous: Termination or expiration of this Agreement shall not relieve the parties of any obligation or liability accruing prior to such termination or expiration. Any accrued obligation or liability and the provisions of Sections 2.3, 6.2, 9.9, 12.1, 12.4, 12.5, 12.6, 12.8 and Articles 8, 13 and 14 shall survive termination or expiration of this Agreement. Upon termination each party shall either return or destroy, upon the request of the other party, all forms of Confidential Information received from the other party, (or the Confidential Information pertaining to the terminated license), retaining only one copy of written or electronic confidential information for archival purposes.
     12.7 Termination upon Absorption or Acquisition of, or Merger with, ENDO: In the event that ENDO is absorbed by, absorbs, acquired by, acquires, or merges with an entity that sells, offers to sell, imports, markets, promotes, or commercializes in the Territory a Competing Patch, Section 2.4 shall not be deemed breached by any actions of any such successor or combined entity so long as within one (1) year of the closing date of such transaction, ENDO or its successor corporation is either in compliance with Section 2.4, or assigns this Agreement to a third party who can and will, at the time of such assignment, comply with Section 2.4 (provided,

38.

however, that ENDO or its successor corporation shall provide ZARS with prior written notice of any intent to negotiate with third parties with respect to any such proposed assignment and ENDO shall, if requested by ZARS, negotiate in good faith with ZARS on a non-exclusive basis with respect to terms and conditions regarding assignment of ENDO’s rights hereunder to ZARS).
     12.8 Reversion of Rights to ZARS; Transfer of Information:
     (a) Reversion of Rights to ZARS. Upon any termination of this Agreement, (i) ENDO shall promptly return to ZARS all right, title and interest in the NDA, IND, the ZARS Patent Rights and the ZARS Know-How, and ENDO shall execute all necessary and appropriate letters to the FDA and other regulatory bodies that ownership of the NDA and IND has been returned to ZARS and (ii) ZARS shall have the rights as set forth in Section 2.3 above.
     (b) Transfer of Information. Following any termination of this Agreement (other than by ENDO pursuant to Section 12.2(a) or Section 12.3(b)), and in addition to ZARS’ rights under Section 9.9 above, ZARS shall have an option, but no obligation, to acquire, to be assigned and to be delivered by ENDO, any documents, material, data, reports, health authority or development correspondence, rights, and information developed, owned or controlled by ENDO relating to or concerning the Licensed Product, and/or the ZARS Patent Rights or the ZARS Know How other than Manufacturing Rights (“Information”), against reimbursement of one hundred percent (100%) of all reasonable costs and expenses paid by ENDO to third parties for the development of or access to such Information. ENDO shall also in such event transfer to ZARS, or a party reasonably designated by ZARS, relevant Regulatory Approval(s) except that ZARS shall directly pay or reimburse to ENDO all reasonable costs and expenses directly associated with such transfer of the Regulatory Approval(s) actually incurred by ENDO, except as otherwise provided herein. Notwithstanding the foregoing, if this Agreement has been terminated by ENDO pursuant to Section 12.3(a) or by ZARS pursuant to Section 5.3 or to Sections 12.2(a) or 12.7 due to a material breach by ENDO, ZARS shall not be required to make any reimbursement to ENDO for access to any such Information as well as for the transfer to ZARS, or a party reasonably designated by ZARS, of such

39.

Regulatory Approval(s), except that ZARS shall directly pay or reimburse to ENDO all reasonable costs and expenses directly associated with such transfer of the Regulatory Approval(s) except as otherwise provided herein. ENDO shall cooperate in good faith with ZARS to establish and evidence any such costs and expenses paid by ENDO to third parties and ZARS and/or any transferees receiving any such Information from ZARS shall agree to fully indemnify and hold ENDO harmless from any liability resulting from use of any such Information.
ARTICLE 13
INDEMNIFICATION
     13.1 Indemnity by ENDO: ENDO shall defend, indemnify and hold ZARS, its directors, officers and employees, harmless from and against any and all claims, suits or demands for liability, damages, losses, costs and expenses (including the costs and reasonable expenses of attorneys and other professionals) arising out of third-party claims or suits or demands based on alleged or actual bodily injury or property damage resulting from the manufacture, use or sale of the Licensed Product by ENDO or its sublicensees or Affiliates.
     13.2 Indemnity by ZARS: ZARS shall defend, indemnify and hold ENDO, its directors, officers and employees, harmless from and against any and all claims, suits or demands for liability, damages. losses, costs and expenses (including the costs and expenses of attorneys and other professionals) arising out of third-party claims or suits or demands based on: (a) alleged or actual bodily injury or property damage resulting from the clinical studies conducted prior to FDA approval of the Licensed Product, (b) the manufacture. use or sale of the Licensed Product by ZARS, its Affiliates or its licensees outside the Territory and (c) any legal action for patent infringement brought against ENDO or its Affiliates or sublicensees with respect to the Licensed Product manufactured under NDA 21-623 and any supplements or amendments thereto based upon or arising out of patents or patent applications that have been issued or have been published as of the Effective Date.
     13.3 Mutual Indemnity: In addition to Sections 13.1 and 13.2, each party (Indemnifying Party) shall defend, indemnify and hold the other party and its directors, officers

40.

and employees (the “Indemnitees”) harmless from and against any and all third-party claims, suits, and demands for liability, damages, losses, costs and expenses (including the costs and expenses of attorneys and other professionals) arising out of or resulting from the alleged or actual inaccuracy of any representation or the breach by the indemnifying party of any warranty or covenant contained in this Agreement.
     13.4 Conditions of Indemnification: In the event that any party hereunder seeks indemnification under this Article 13, such party shall: (a) promptly inform the Indemnifying Party of any claim, suit or demand threatened or filed, (b) permit the Indemnifying Party to assume direction and control of the defense of claims resulting therefrom (including the right to settle such claims at the sole discretion of the Indemnifying Party, but subject to the approval of the other party, not to be unreasonably withheld, if such settlement provides for injunctive or other non-monetary relief affecting the Indemnitees or any admission of liability), and (c) cooperate as requested (at the expense of the Indemnifying Party) in the defense of such claims.
     13.5 Limits of Indemnity: An Indemnifying Party’s (including sublicensee’s) obligations under this Article 13 shall not extend to any claims, suits or demands for liability, damages, losses, costs and expenses to the extent arising from the Indemnified Party’s failure to comply with the terms and conditions of this Agreement or to the extent arising from the negligence or willful misconduct of the Indemnitee, its agents or employees. No party shall be liable under any provision of this Agreement for any punitive, exemplary, multiplied or consequential damages.
ARTICLE 14
MISCELLANEOUS
     14.1 Dispute Resolution:
     (a) Any dispute, controversy or claim arising out of or relating to this Agreement or the alleged breach, termination, or invalidity of this Agreement shall be submitted in the first instance to the Chief Executive Officer of ENDO, or such person’s

41.

designee of equivalent or superior position, and the Chief Executive Officer of ZARS, or such person’s designee of equivalent or superior position.
     (b) Any dispute that is not resolved by the Chief Executive Officer of ENDO and the Chief Executive Officer of ZARS within thirty (30) days of receipt by a party of notice of such dispute from the other party, shall be finally resolved by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association (“AAA”) in effect on the date of filing of the arbitration (the “Rules”), except as modified herein. If the amount in controversy, including claims and counterclaims, is less than five million dollars (US$5,000,000) or if only injunctive relief is requested, there shall be one arbitrator, who shall be selected jointly by ENDO and ZARS within twenty day of receipt by respondent of a copy of the demand for arbitration. Such arbitrator shall have sixty (60) days from the date of appointment to render a decision. if the amount in controversy is five million dollars (US$5,000,000) or more, or if the dispute involves the termination of this Agreement, there shall be three neutral and impartial arbitrators, one appointed by ENDO and one appointed by ZARS within twenty (20) days of receipt by respondent of a copy of the demand for arbitration, and the third arbitrator, who shall serve as chair of the arbitral tribunal, shall be appointed by agreement of the party-appointed arbitrators within twenty days of the appointment of the second arbitrator. Any arbitrator not timely appointed shall be appointed by the AAA from the AAA’s large, complex case panel, using the listing, ranking and striking procedure in the Rules, with each party having a limited number of peremptory strikes. Any arbitrator appointed by the AAA shall have significant experience with the arbitration of similar large, complex, commercial disputes. The arbitration proceeding shall be conducted in the English language. The arbitration proceeding shall be held and the award shall be issued in Wilmington, Delaware, although the parties may agree in writing to conduct individual hearings in other locations. The parties agree that only documents directly relevant to the issues in dispute must be produced in any such arbitration. The arbitration shall be conducted as expeditiously as practicable, and the parties and the arbitrators shall use their best efforts to hold the hearing on the merits no later than ninety days after the appointment of the sole or third arbitrator (as the case may

42.

be), and the arbitrator(s) shall use their best efforts to issue a final award within twenty (20) days after the close of the hearing. In addition to damages, the arbitral tribunal may award any remedy provided for under applicable law and the terms of this Agreement, including, without limitation, specific performance or other forms of injunctive relief. The arbitral tribunal is not empowered to award damages in excess of compensatory damages, and each party hereby irrevocably waives any right to recover punitive, treble or similar damages with respect to any dispute. The arbitration award shall be in writing and shall briefly state the findings of fact and conclusions of law on which it is based. The arbitration award shall be final and binding on the parties and shall not be appealable to any court in any jurisdiction, except on the limited grounds provided in the Federal Arbitration Act, 9 U.S.C., §1 et seq. The award may be entered and enforced in any court having competent jurisdiction. Each party shall pay its own expenses of arbitration and the expenses of the arbitrators shall be equally shared, except that if, in the opinion of the arbitrators, any claim by a party hereto or any defense or objection thereto by the other Party was unreasonable, the arbitrators may in their discretion assess as part of the award all or any part of the arbitration expenses of the other party (including reasonable attorneys’ fees) and the fees and expenses of the arbitrators and the AAA against the party raising such unreasonable claim, defense or objection.
     (c) Any party may, without inconsistency with this agreement to arbitrate, apply to a court to seek pre-arbitral provisional injunctive relief to maintain the status quo or prevent irreparable harm, pre-arbitral attachment, or any other relief or order in aid of arbitration proceedings and the enforcement of any award. Without prejudice to such provisional remedies as may be available under the jurisdiction of a court, the arbitral tribunal shall have full authority to grant provisional remedies and to direct the parties to request that any court modify or vacate any temporary or preliminary relief issued by such court, and to award damages for the failure of any party to respect the arbitral tribunal’s orders to that effect.
     14.2 Acts of God: Any delays in or failures of performance by a party under this Agreement shall not be considered a breach of this Agreement if and to the extent caused by

43.

occurrences beyond the reasonable control of the party affected, including but not limited to: acts of God; changes in regulations or laws of any government; strikes or other concerted acts of workers; fires; floods; explosions; riots; wars; rebellions; and sabotage; and any time for performance hereunder shall be extended by the actual time of delay caused by such occurrence.
     14.3 Assignment: This Agreement, or any of the rights and obligations created herein, shall not be assigned or transferred, in whole or in part, by either party hereto without the prior written consent of the other party; provided, however, that ENDO and ZARS each shall have the right to assign this Agreement to any Affiliate or to any successor of all or substantially all of its business to which this Agreement relates or as set forth in Section 12.7 hereof without such prior written consent. Any attempted assignment or transfer of such rights or obligations without such consent, except as provided herein, shall be void.
     14.4 No Third-Party Beneficiaries: This Agreement shall not confer any rights or remedies upon any person other than ENDO and ZARS and their respective successors and permitted assigns and sublicensees.
     14.5 Waiver: The waiver by a party, whether express or implied, of any provisions of this Agreement, or of any breach or default of a party, shall not be construed to be a continuing waiver of such provision, or of any succeeding breach or default, or a waiver of any other provisions of this Agreement.
     14.6 Governing Law: All matters affecting the interpretation, validity, and performance of this Agreement shall be governed by the laws of the State of Delaware, U.S.A., without regard to its choice or conflict of law principles.
     14.7 Unenforceable Provisions: Any provision hereof which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective only to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof or affecting the validity or enforceability of such provision in any other jurisdiction. The parties

44.

shall replace such ineffective provision for such jurisdiction with a valid and enforceable provision which most closely approaches the idea, intent, and purpose of this Agreement, and in particular, the provision to be replaced.
     14.8 Relationship Between the Parties: ZARS and ENDO are independent contractors and shall not be deemed to be partners, joint venturers or each other’s agents, and neither shall have the right to act on behalf of the other except as may be expressly agreed to in writing.
     14.9 Entire Agreement: It is the mutual desire and intent of the parties to provide certainty as to their future rights and remedies against each other by defining the extent of their mutual undertakings as provided herein. The parties have in this Agreement incorporated all representations, warranties, covenants, commitments and understandings on which they have relied in entering into this Agreement and, except as provided for herein, neither party has made any covenant or other commitment to the other concerning its future action. Accordingly, this Agreement and the schedules attached hereto (i) constitutes the entire agreement and understanding between the parties with respect to the matters contained herein, and there are no promises, representations, conditions, provisions or terms related thereto other than those set forth in this Agreement, and (ii) supersedes all previous understandings, agreements and representations between the parties, written or oral relating to the subject matter hereof. The parties hereto may from time to time during the continuance of this Agreement modify, vary or alter any of the provisions of this Agreement, but only by written agreement of all parties hereto.
     14.10 Notices: All communications, reports, payments, and notices required by this Agreement shall be addressed to the parties at their respective addresses set forth below or to such other address as requested by a party by notice in writing to the other party.

If to ZARS:	ZARS, Inc.
Attention: President
1142 West 2320 South, Suite A
Salt Lake City, Utah 84119

With a copy to:	David Rudd, Esq.
Ballard Spahr Andrews & Ingersoll, LLP

45.

201 South Main Street, Suite 600
Salt Lake City, Utah 84111

If to ENDO:	Endo Pharmaceuticals Inc.
Attention: President
100 Endo Boulevard
Chadds Ford, Pennsylvania 19317

With a copy to:	Chief Legal Officer
     All such notices, reports, payments, and communications shall be made by First Class mail, postage prepaid, or by reputable overnight courier providing evidence of receipt, and shall be considered made as of the date of receipt.
     14.11 Recording of this Agreement: It is understood and acknowledged by both parties to this Agreement that the Foreign Countries may require that this Agreement be recorded and/or approved in such Foreign Countries. Accordingly, at its sole expense ENDO or its sublicensees or Affiliates shall promptly cause this Agreement to be recorded and/or approved in any such Foreign Country in which ENDO or its sublicensees or Affiliates market the Licensed Product pursuant to this Agreement.
     14.12 Headings: All headings in this Agreement are for convenience only and shall not affect the meaning of any provision hereof.
     14.13 Counterparts: This Agreement may be executed simultaneously in any number of counterparts, any one of which need not contain the signature of more than one Party but all such counterparts taken together shall constitute one and the same agreement. This Agreement, to the extent signed and delivered by means of a facsimile machine, shall be treated in all manner and respects and for all purposes as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person.

46.

     IN WITNESS WHEREOF, and intending to be legally bound, the parties hereto have caused this Agreement to be executed by their duly authorized representatives as of the Effective Date.

ZARS. INC.		ENDO PHARMACEUTICALS INC.

By:	/s/ Robert Lippert	By:	/s/ Peter A. Lankau
	Robert Lippert		Peter A. Lankau
Its:	President	Its:	President and CEO

Date:	1-12-06	Date:	1/6/06

47.

EXHIBIT A
ZARS PATENT RIGHTS
UNITED STATES PATENTS
(1) U.S. Patent No. [ * ]
(2) U.S. Patent No. [ * ]
(3) U.S. Patent No. [ * ]
(4) U.S. Patent No. [ * ]
(5) U.S. Patent No. [ * ]
(6) U.S. Patent No. [ * ]
(7) U.S. Patent No. [ * ]
(8) U.S. Patent No. [ * ]
(9) U.S. Patent No. [ * ]
(10) U.S. Patent No. [ * ]
(11) U.S. Patent No. [ * ]
CANADIAN PATENTS AND PATENT APPLICATIONS
(1) Patent No. [ * ]
(2) Patent No. [ * ]
(3) Patent Application No. [ * ].

48.

EXHIBIT B
FORM OF ROYALTY REPORT
Endo Pharmaceuticals Inc.
Royalty Calculation
For the Period Ended
Gross Sales United States

Sales Returns & Adjustments
Damaged & Rejected Product
Medicaid
Cash Discounts
Chargebacks
Rebates Freight
Promotions
Managed Care
Distribution Fees
Taxes
Uncollectible Accounts
Net Sales

United States Royalty Calculation
Royalty @ [ * ]
Royalty @ [ * ]
Royalty @ [ * ]

Gross Sales Canada and Mexico
Sales Returns & Adjustments
Damaged & Rejected Product
Medicaid
Cash Discounts
Chargebacks
Rebates
Freight
Promotions Managed Care
Distribution Fees
Taxes
Uncollectible Accounts
Net Sales

49.

Canada and Mexico Royalty Calculation
Royalty @ [ * ]
Royalty @ [ * ]
Royalty @ [ * ]

Total Royalty Payment

50.